Client:	**TRIAN FUND MANAGEMENT, L.P.**
Type:	**DFAN14A**
Job:	**24-0949 WALT DISNEY CO**
Date:	**02/20/2024 07:48 PM**

Submission Data File

General Information	
Form Type*	DFAN14A
Subject-Company File Number	
Subject-Company CIK*	0001744489
Subject-Company Name*	Walt Disney Co
Subject-Company IRS Number*	830940635
Contact Name	Document Services - EDGAR
Contact Phone	212-756-2013
Filer CIK*	0001345471 (TRIAN FUND MANAGEMENT, L.P.)
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Investment Company Type	
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SROS*	NYSE
(End General Information)	

Document Information	
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Document Name 1*	p24-0949dfan14a.htm
Document Type 1*	DFAN14A
Document Description 1	Walt Disney Co
Document Name 2*	image_001.jpg
Document Type 2*	GRAPHIC
Document Description 2	Graphic
Document Name 3*	image_002.jpg
Document Type 3*	GRAPHIC
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Document Name 4*	image_003.jpg
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(End Document Information)	

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Notify via Website only	No
E-mail 1	edgarmail@srz.com
E-mail 2	Brandon.Gold@srz.com
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E-mail 4	Julia.Cummings@srz.com
(End Notifications)	

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐   Preliminary Proxy Statement
☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐   Definitive Proxy Statement
☒   Definitive Additional Materials
☐   Soliciting Material Under Rule 14a-12

The Walt Disney Company

(Name of Registrant as Specified in Its Charter)

Trian Fund Management, L.P.
Trian Fund Management GP, LLC
Nelson Peltz
Peter W. May
Matthew Peltz
Josh Frank
James A. Rasulo
Trian Partners, L.P.
Trian Partners Parallel Fund I, L.P.
Trian Partners Master Fund, L.P.
Trian Partners Co-Investment Opportunities Fund, Ltd.
Trian Partners Fund (Sub)-G, L.P.
Trian Partners Strategic Investment Fund-N, L.P.
Trian Partners Strategic Fund-G II, L.P.
Trian Partners Strategic Fund-K, L.P.
Isaac Perlmutter
The Laura & Isaac Perlmutter Foundation Inc.
Object Trading Corp.
Isaac Perlmutter T.A.
Zib Inc.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

p24-0949dfan14a.htm	24-0949 Walt Disney Co	02/20/2024 07:48 PM	2 of 7

Payment of Filing Fee (Check the appropriate box):

☑   No fee required.

☐   Fee paid previously with preliminary materials.

☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

From time to time, Trian Fund Management, L.P. ("Trian"), in connection with its solicitation of proxies for the 2024 annual meeting of shareholders of The Walt Disney Company (the "Company"), may disseminate to the Company's shareholders the letter filed herewith as Exhibit 1 (the "Shareholder Letter") and, from time to time, Trian may publish the Shareholder Letter, or portions thereof, to its website, www.RestoretheMagic.com or to its X (formerly known as Twitter), LinkedIn, Facebook, Instagram, Reddit and YouTube pages or various other social media channels.

Exhibit 1





FELLOW DISNEY SHAREHOLDERS:
If you purchased your Disney stock in the last 10 years, you were likely underwater before Trian's involvement, amid one of the greatest market rallies and bullish periods for media, lodging, experiences and technology stocks.[1]
In the 10 years before Trian's involvement, investors who bought Disney stock on any one of 2,333 days have lost money.
Investors lucky enough to have bought on the right 186 days have made money.
One of Disney's largest investors, Trian, has nominated two exceptional candidates for the Disney Board who have the skills and experience to help drive more BLUE days ahead.
Your choice at this Annual Meeting is to stick with the WHITE team – Disney's current board – that got us here, or switch to the BLUE team by voting the BLUE proxy card, to see change.

Trian's Nominees Can Help Disney Restore the Magic

Disney wants you to believe that **Nelson Peltz** and **Jay Rasulo** will be "disruptive"[2] forces in the boardroom and would "impede"[3] the Company's transformation. Nothing could be further from the truth.

"Nelson is a highly experienced and collaborative Board member who recognizes Unilever's strengths and has a strong desire to help the company unlock its full potential."

Hein Schumacher, Unilever (CEO from 2023 – Today)

"From day one, Nelson has been a focused, collaborative member of P&G's Board. Working in concert, Nelson and the Board have constructively provided perspective and expertise to help me and P&G's senior leaders navigate a challenging external environment and maintain long-term competitive advantage for the benefit of many stakeholders. I'm grateful for his service and the collaborative partnership we've developed over the past few years and wish Nelson and the Trian team the best in future endeavors."

David Taylor, Procter & Gamble (CEO from 2015 – 2021)

"[Jay Rasulo's] decades of experience in the [Disney] organization allow him to walk in understanding the company's strengths and weaknesses at a core operating level."

Steve Segal, Buchalter, January 19, 2024

"Since joining our Board in January 2014, Nelson has been a constructive participant in Mondelēz International's board processes. My management team and I have engaged often and productively with the Trian team and appreciate their insights on strategy, operations and investor reactions to various issues. They do their homework and... ask the tough questions to understand our company, and develop ideas to help grow the business and create sustainable long-term value."

Irene Rosenfeld, Mondelēz International (CEO from 2007 – 2017)

"As [Disney's] former CFO (predecessor to McCarthy), [Jay] Rasulo is highly credible regarding Trian's 2 primary complaints – that Disney lacks efficiency, and that the Board lacks important expertise."

Peter Supino, Wolfe Research, December 17, 2023

"I have the highest regard for Nelson Peltz...Since becoming CEO of DuPont, I have talked many times with the Trian team and appreciate their insights on strategy and operations, as well as the collaborative and productive manner in which they have engaged with us. Their ability to rigorously analyze opportunities for long-term value maximization has been consistently demonstrated over the years."

Ed Breen, DuPont (CEO from 2015 – Today)

"Jay Rasulo ... was a potential CEO of Disney, ran the Parks and was the CFO, so he is obviously well qualified."

Jessica Reif Ehrlich, Bank of America, December 15, 2023

"Nelson Peltz has joined our board and brought all kinds of good ideas... Nelson's an experienced board member who is very focused on performance and setting up the company for the future."

Alan Jope, Unilever (CEO from 2019 – 2023)

"Jay has been a valued colleague and friend, as well as a vital contributor to Disney's success, particularly in his roles as chief financial officer and chairman of our Parks and Resorts division. I look forward to working with him in this new advisory role, where his strategic acumen and savvy insight will continue to benefit the company."

Bob Iger, Chairman and CEO, The Walt Disney Company, June 1, 2015

"I said to another CEO... who had called me and inquired about Nelson, that if I were to form the board today, Nelson would be one of the first Directors I'd ask to serve because he is an insightful, communicative, enthusiastic, energetic and available Director."

Bill Johnson, The H. J. Heinz Company (CEO from 1998 – 2013)

Trian's Nominees Have Track Records of Assisting Companies with the Issues that Now Plague Disney

We believe Disney's poor performance reflects the Board's lack of focus, alignment and accountability.
As shareholders, we can only expect a better outcome if we augment the Board with new directors
who have demonstrated expertise in areas key to Disney's issues.

  **Nelson Peltz** has served as a director at some of the world's most iconic companies and helped solve problems like the ones that plague Disney today. He has overseen significant strategy shifts[4], operational improvements[5], complex CEO succession processes,[6] and helped align pay with performance.[7]

  **Jay Rasulo** is Disney's former CFO and head of its Parks business. He oversaw the successful investment into Disney's parks[8] and a period of strong financial performance while he was CFO.[9]

	NEEDS OF DISNEY BOARD	TRACK RECORD OF TRIAN'S NOMINEES	
Role	**Disney's Challenge**	**Nelson Peltz**	**Jay Rasulo**
Strategy Oversight	Slow to adapt to industry disruptions[10]; strategic "flip-flopping[11]"; poorly planned streaming strategy[12]	Has served on over a dozen public company boards and is an expert at improving strategies of underperforming companies	Had a successful 30-year career at Disney in senior strategic, financial and operating roles
Performance Oversight	Over the last five years, operating margin, free cash flow and earnings per share have declined and Disney has underperformed its peers[13]	Oversaw efficiency improvements, streamlining of operations and expanded margins at leading companies like Mondelēz[14] and Procter & Gamble[15]	During his tenure as CFO, Disney expanded its segment operating margin every year, from ~20% to ~28%[16]
Succession	Chronic succession failures have led to an overreliance on one CEO[17]	Played a key role in CEO transition at Unilever[18] and has also overseen CEO successions at Mondelēz, Wendy's, Sysco and Janus Henderson, among others	As Chair of iHeartMedia's Compensation Committee, is responsible for evaluating management development and succession planning[19]
Executive Compensation	Disney has one of the worst Say-on-Pay track records in the S&P 500[20], and executives are regularly paid above their target levels despite poor performance[21]	Has helped to catalyze significant improvements to compensation program at Procter & Gamble[22], among others	Chair of Compensation Committee at iHeart Media, which has received an average Say-on-Pay proposal vote of 98% during his tenure[23]
M&A Review and Approvals	The $71 billion Fox acquisition was strategically flawed and has not delivered promised results[24]	Played key strategic role in numerous M&A transactions and portfolio transformations at companies such as Cadbury Schweppes, Ingersoll Rand, Legg Mason and Mondelēz and has a track record of acquiring and improving businesses including including Snapple[25] and Wendy's[26]	Helped complete or integrate successful acquisitions at Disney, including the acquisitions of Lucasfilm and Marvel
Overseeing Capital Allocation	Capital allocation has been capital value destructive[27]; announced $60 billion CapEx spend in Parks with seemingly no target returns or timeframes	While a director at H.J. Heinz, the company increased returns on capital by 560 bps while increasing marketing spend and CapEx[28]	While head of Parks and CFO at Disney, oversaw the investment of over $30 billion in Parks and compounded Parks segment operating income at ~10% annually[29]

Nelson Peltz and Jay Rasulo have the track records to help Disney, so we can work towards more **BLUE** days in the future!

To help ensure Mr. Peltz and Mr. Rasulo are elected, you should withhold on Disney Nominees Michael B.G. Froman and Maria Elena Lagomasino and all three Blackwells Nominees. Use the BLUE proxy card.

DISCLAIMER

Except as otherwise set forth in this letter, the views expressed in this letter reflect the opinions of Trian Fund Management, L.P. and its affiliates ("Trian"), and are based on publicly available information with respect to The Walt Disney Company (the "Company"). Trian recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Trian's conclusions. Trian reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. Trian disclaims any obligation to update the information or opinions contained in this letter, except as required by law. For the avoidance of doubt, this letter is not affiliated with or endorsed by the Company.

This letter is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security nor as a recommendation to purchase or sell any security. Funds, investment vehicles, and accounts managed by Trian currently beneficially own shares of the Company. These funds, investment vehicles, and accounts are in the business of trading – buying and selling – securities and intend to continue trading in the securities of the Company. You should assume such funds may from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares.

This letter contains forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," "once again," "achieve," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian.

The estimates, projections and potential impact of the opportunities identified by Trian herein are based on assumptions that Trian believes to be reasonable as of the date of this letter, but there can be no assurance or guarantee (i) that any of the proposed actions set forth in this letter will be completed, (ii) that the actual results or performance of the Company will not differ, and such differences may be material, or (iii) that any of the assumptions provided in this letter are accurate.

Trian has neither sought nor obtained the consent from certain third parties to use certain statements or information contained herein that have been obtained or derived from statements made or published by such third parties, nor has it paid for any such statements. Any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein.

Additional information, including instructions for how to vote your shares and stay connected with us, can be found at: www.restorethemagic.com.

ENDNOTES

[1] Source: FactSet as of 10/06/23. Assumes shares are held from purchase date applying each respective closing price through 10/06/23. 10/06/23 represents the trading day prior to the WSJ article titled "Nelson Peltz Boosts Disney Stake, Seeks Board Seats" by Lauren Thomas and Robbie Whelan reporting on Trian's increased beneficial ownership in Disney shares and expected request for Board representation.

[2] Source: Disney Letter to Shareholders, 02/02/23.

[3] Source: Disney Letter to Shareholders, 02/01/24.

[4] Source: Forbes article titled The Nelson Peltz Diet: Wendy's Maps Out Its Leaner And Meaner Future, 05/06/15 ("The Wendy's Company is beginning to show the fruits of its transformation from a slow-moving, also-ran burger chain and into an aggressive restaurant industry player that's able to outperform larger competitors such as McDonalds. The transformation has all the markings of Wendy's top shareholder and former owner, the Nelson Peltz-run activist hedge fund Trian Management.").

[5] At The Procter & Gamble Company ("P&G"), a household products company where Mr. Peltz served on the board from 2018 until 2021, he helped P&G develop and oversee a "Four-Year Overhaul" that resulted in P&G "making several dramatic changes to help improve performance" and "streamlin[ing] its operations from 10 business units to six, improv[ing] its earnings growth, clear[ing] out bureaucracy and increas[ing] accountability." (Source: Article titled "Peltz to Depart P&G Board, Capping Nearly Four-Year Overhaul," published August 5, 2021 by Bloomberg.).

[6] At Unilever plc ("Unilever"), a consumer goods company where Mr. Peltz serves on the board, Mr. Peltz has helped oversee the company's CEO succession process, interviewing potential candidates and, along with the rest of the board, appointing Hein Schumacher as the successor to Alan Jope (Source: Article titled "Activist investor Peltz meets possible Unilever CEOs," published October 25, 2022 by Reuters.).

[7] See endnote 22 and accompanying text.

[8] From FY 2003 to FY 2015, Disney reported more than $30 billion in "Investments in parks, resorts and other property," per its annual reports on Form 10-K.

[9] During James A. Rasulo's tenure as CFO, Disney's stock price increased by more than 250% and the Company paid more than $8 billion in dividends to shareholders. Source: FactSet. James A. Rasulo was Chief Financial Officer at Disney from 01/01/10 through 06/30/15.

[10] Netflix launched its streaming service in 2007, while Disney+ did not launch until 2019.

[11] In a CNBC interview on February 9, 2023, Bob Iger said the following regarding Hulu "Everything is on the table right now, so I am not going to speculate whether we are a buyer or a seller of it. But I obviously have suggested that I'm concerned about undifferentiated general entertainment, particularly in the competitive landscape that we are operating in . . . . ." Then on November 1, 2023, Disney announced it will purchase the remaining stake in Hulu from Comcast.

[12] Disney has lost over $14 billion in its direct-to-consumer segment to date. Source: FactSet.

[13] Source: FactSet. Disney's reported total segment operating income, diluted EPS from continuing operations, and free cash flow between FY 2018 and FY 2023 have each declined.

[14] Barron's article titled "How Nelson Peltz Gets Results, 07/04/15 ("Ever since [Trian acquired a stake], Mondelez management has embraced much of the Trian playbook by adopting zero-based budgeting and investing in new high-tech plants to bring down production costs. The moves are starting to improve operating profit margins and earnings on a constant currency basis.").

[15] Source: Bloomberg article titled "Peltz to Depart P&G Board, Capping Nearly Four-Year Overhaul," 08/05/21 ("[P&G] has sustained market share, streamlined its operations from 10 business units to six, improved its earnings growth, cleared out bureaucracy and increased accountability.").

[16] From FY 2010 to FY 2015, Disney reported segment operating margin of 19.9%, 21.6%, 23.6%, 23.8%, 26.6% and 28.0%, respectively, as per its annual report on Form 10-K.

[17] Source: Alex Sherman, CNBC, "Disney's Wildest Ride: Iger, Chapek and the Making of an Epic Succession Mess" published on 09/06/23. See also, Robbie Whelan, The Wall Street Journal, "The Disney Sequel Bob Iger Never Wanted" published on 01/24/24.

[18] The Times article titled "Unilever set for shake-up by its new chief Hein Schumacher," 01/31/23 ("Nelson Peltz helped to recruit restructuring specialist [Schumacher]").

[19] Source: iHeartMedia Proxy Statement, 04/05/23 ("The Compensation Committee periodically considers management development and succession planning, including short-term succession planning for certain of the Company's most senior management positions…").

[20] Disney's average, "Say-on-Pay" since 2011 benchmarks poorly versus the S&P median – 70% vs. 94%, respectively. Only one constituent of the S&P 500 (Oracle) has received more votes below 70% than Disney over this period.

[21] Annual bonus payouts to Disney's Named Executive officers have exceeded 100% of target for ten of the past eleven years, despite Disney's stock underperformance, see endnote 1 above.

[22] After Nelson Peltz joined the Procter & Gamble Board in March 2017, the company made a number of changes to its compensation program designed to better align pay with performance, including changing the long-term incentive program so that it would incorporate relative organic sales growth and relative total shareholder return, and expanding the payout range of its annual bonus program.

[23] Diligent. iHeartMedia's Say-on-Pay proposal received 98.4% and 97.2% support at the 2022 and 2023 Annual Meetings, respectively.

[24] Disney's adjusted earnings per share have declined ~50% since the acquisition closed (measured from FY18 through FY2023). Source: FactSet.

[25] Source: Harvard Business Review article titled "How Snapple Got Its Juice Back," January 2002 ("In 1997, Quaker sold Snapple to Triarc Beverages for $300 million, a price most observers found generous… In October 2000, Triarc… sold the brand to Cadbury Schweppes for about $1 billion. The turnaround would be astonishing in any industry, but especially in the beverage-marketing business, where short-lived brands are depressingly common… How did Triarc restore most of that value in less than three years? What did Triarc do with such apparently effortless grace that Quaker, with all its resources, could not?").

[26] Barron's article titled "Appetizing Change on the Menu," 02/09/13 ("In 2008, Wendy's was acquired for $2.4 billion by Triarc, a holding company controlled by activist investor Nelson Peltz… Wendy's has made significant changes to its menu and marketing plan… The changes are showing up in profitability and sales.").

[27] For example, Disney has spent $200 billion since 2018 on assets and acquisitions (such as the purchase of 21st Century Fox), but Disney's financial performance has suffered. See endnote 13 above.

[28] Source: Trian Heinz Case Study, dated April 2015, available at: https://www.svegroup.com/activist-cases/presentations/trian-heinz.pdf.

[29] Based on Parks segment operating income of $957 million and $3.03 billion in FY 2003 and FY 2015, respectively, as reported in Disney's annual reports on Form 10-K.

Together, we can Restore the Magic at Disney!
Vote using the enclosed BLUE proxy card.

RESTORE THE MAGIC | TRIAN PARTNERS